Exhibit 21
SUBSIDIARIES OF THE COMPANY

Subsidiary Name	Jurisdiction of Organization
CCK Holdings, LLC	Delaware
Corporate Magic, Inc.	Texas
Country Music Television International, Inc.	Delaware
Gaylord Chula Vista, LLC	Delaware
Gaylord Creative Group, Inc.	Delaware
Gaylord Destin Resorts, LLC	Delaware
Gaylord Digital, LLC	Delaware
Gaylord Finance, Inc.	Delaware
Gaylord Hotels, Inc.	Delaware
Gaylord Investments, Inc.	Delaware
Gaylord La Cantera, LLC	Delaware
Gaylord National, LLC	Maryland
Gaylord Program Services, Inc.	Delaware
Grand Ole Opry Tours, Inc.	Tennessee
Grand Ole Opry, LLC	Delaware
OLH, G.P.	Tennessee
OLH Holdings, LLC	Delaware
Opryland Attractions, LLC	Delaware
Opryland Hospitality, LLC	Tennessee
Opryland Hotel Nashville, LLC	Delaware
Opryland Hotel—Florida Limited Partnership	Florida
Opryland Hotel—Texas Limited Partnership	Delaware
Opryland Hotel—Texas, LLC	Delaware
Opryland Productions, Inc.	Tennessee
Opryland Theatricals, Inc.	Delaware
Wildhorse Saloon Entertainment Ventures, Inc.	Tennessee